Filed by Mid Penn Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company:  Mid Penn Bancorp, Inc.
Commission File No.:  333-199740

Mid Penn Bancorp, Inc.

NEWS RELEASE

Contact:	Brittany M. Zolko
(717) 692-7187
brittany.zolko@midpennbank.com

FOR IMMEDIATE RELEASE

Mid Penn Bancorp, Inc. Receives Regulatory Approvals for Phoenix Bancorp, Inc. Merger

MILLERSBURG, Pa. and MINERSVILLE, Pa. (Feb. 3, 2015) – Mid Penn Bancorp, Inc. (“Mid Penn”) (NASDAQ:  MPB) and Phoenix Bancorp, Inc. (“Phoenix”) (OTC: PXBP) announced today that they have received all required approvals from the Federal Deposit Insurance Corporation, the Board of Governors of Federal Reserve System and the Pennsylvania Department of Banking and Securities to complete their proposed merger. Shareholders from both Mid Penn and Phoenix approved the transaction December 23, 2014. Mid Penn intends to close the transaction on March 1, 2015.

Following completion of the merger of Mid Penn and Phoenix, Phoenix’s subsidiary bank, Miners Bank, will be merged into and become part of Mid Penn’s subsidiary bank, Mid Penn Bank, and will operate as “Miners Bank, a Division of Mid Penn Bank.”

“We continue to focus on making this merger a success by creating an even better banking experience for customers, providing shareholders with a meaningful return on their investment and expanding our community involvement,” said Mid Penn President and CEO Rory G. Ritrievi. “Combining the strengths of both Mid Penn and Miners will assist in our continued growth while still providing local and personal service to our communities.”

The transaction will add four branches to Mid Penn’s network and will expand the bank’s footprint to include Schuylkill and Luzerne Counties. On a pro forma basis, the consolidated assets of the combined company will be approximately $875 million.

Keefe, Bruyette & Woods, Inc., acted as financial advisor to Mid Penn, and Stevens and Lee, P.C., acted as its legal advisor in the transaction. Griffin Financial Group, LLC, acted as financial advisor to Phoenix, and Bybel Rutledge LLP, acted as its legal advisor.

About Mid Penn

Mid Penn Bancorp, Inc. is a Central Pennsylvania bank holding company with total assets of approximately $736 million as of June 30, 2014. Headquartered in Millersburg, Pa., Mid Penn is the parent company of Mid Penn Bank, serving the community since 1868. Mid Penn Bank has 15 retail locations in Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill Counties. The bank offers a diverse portfolio of products and services to meet the personal and business banking needs of the community. To learn more about Mid Penn Bank, visit www.midpennbank.com.

About Phoenix

Phoenix Bancorp, Inc. is a bank holding company with total assets of approximately $141 million as of June 30, 2014. Headquartered in Minersville, Pa., Phoenix is the parent company of Miners Bank. Serving the community since 1935, Miners Bank provides a complete line of personal and business banking services through its four retail locations in Schuylkill and Luzerne Counties. Additional information is available through the bank’s website at www.theminersbank.com.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Mid Penn and Phoenix intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies' respective abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of Mid Penn and Phoenix and the resulting company, include but are not limited to: (1) the businesses of Mid Penn and/or Phoenix may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System; (6) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies' respective market areas; (7) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (8) accounting principles, policies, and guidelines; and (9) other risk factors detailed from time to time in filings made by Mid Penn with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements reflect Mid Penn's and Phoenix's management's analysis as of the date of this release, even if subsequently made available by Mid Penn or Phoenix on their respective websites or otherwise. Mid Penn and Phoenix undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

Important Additional Information

Mid Penn has filed a Registration Statement on Form S-4 (File No. 333-199740) with the SEC, which contains a joint proxy statement/prospectus and other documents regarding the proposed merger. The proxy materials set forth complete details of the merger. Phoenix and Mid Penn shareholders and investors are urged to read the Registration Statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information about Phoenix, Mid Penn, and the proposed transaction.

Copies of the joint proxy statement/prospectus may be obtained free of charge at the SEC’s website at http://www.sec.gov. Copies of other documents filed by Mid Penn with the SEC may also be obtained free of charge at the SEC’s website or at Mid Penn’s website at www.midpennbank.com under "Investors." The information on Mid Penn's website is not, and shall not be deemed to be, a part of this release or incorporated into other filings Mid Penn makes with the SEC.

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